WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

General

The following management discussion and analysis of Western Copper Corporation (Western Copper or the Company) is dated August 9, 2007, and provides an analysis of the Company’s results of operations for the three and six month period ended June 30, 2007.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation June 30, 2007 unaudited interim consolidated financial statements, December 31, 2006 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the June 30, 2007 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2006 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (SEC). At August 9, 2007, the Company had 72,739,036 common shares outstanding.

Additional information on the Company can be found filed with Canadian regulators on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Core business

Western Copper Corporation (Western Copper or the Company) is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Carmacks Copper Project and other properties towards production.

Western Copper is an independent company formed through the spin-out of assets from Western Silver Corporation (Western Silver) as part of the plan of arrangement between Western Silver and Glamis Gold Ltd. (Glamis) on May 3, 2006.

Arrangement agreement – Lumina Resources Corp.

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties.

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada. The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at August 9, 2007, Western Copper has made $400,000 in advance royalty payments. The Company has also accrued the amount payable relating to 2007.

On April 26, 2007, Western Copper reported the key findings of the independent feasibility study by M3 Engineering and Technology Inc. of Tucson and announced that the study supports the development of the mine. Based on the new reserve (proven and probable) estimate of 10.6 million tonnes, as detailed below, the mine has a six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32, based on 100% equity, the project has an IRR of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

The proven and probable reserve estimate is as follows:

Class	Tonnes (000’s)	Total Copper (%)	Oxide Copper (%)	Gold (g/tonne)	Silver (g/tonne)
Proven	3,189	1.227	1.028	0.659	6.20
Probable	7,422	0.965	0.822	0.408	3.94
Total	10,611	1.044	0.884	0.483	4.62

The summary of the updated feasibility report is available on SEDAR.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Following completion of the feasibility study, Western authorized M3 to commence work on basic engineering and planning for the project.

During the quarter, discussions continued with the Yukon Government on the draft Comprehensive Study Report pursuant to the Yukon Environmental Assessment Act regarding minor technical items. Western Copper expects to complete the final version of the Comprehensive Study Report very early in the third quarter. Work on this aspect of the environmental assessment is largely complete.

In early February, screening of the Company’s Project Proposal commenced under the Yukon Environmental and Socio-economic Assessment Act (YESAA). After the 45 day public review period was completed, the assessment board reviewed the comments received and made requests for additional information to the Company. The Company is providing responses to these requests on an on-going basis.

Discussions have commenced with the Yukon Government with respect to obtaining a Quartz Mining License and the Company is preparing documentation to support the license.

Discussions have commenced with Yukon Energy with a view to completing a Power Purchase Agreement and the construction of a 12 kilometre power line connecting the proposed mine site to the hydroelectric grid.

Exploration on the site recommenced at the end of March with a view to better defining the extent of No.1 Zone and identifying an oxide reserve in the nearby No.7 and No.4 Zones all of which would form part of the open pit. Further drilling has also been completed in No.12 and No.13 Zones in order to provide sufficient information to identify an inferred resource in those zones. 17,350 metres of drilling have been completed to date. The results of the drilling will be included in a new resource/reserve estimate.

In the forthcoming months, Western Copper will continue to focus on working with YESAB to complete the environmental review, on basic engineering, and on obtaining quotes for long delivery equipment.

Casino (Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. The property comprises 161 mineral claims and has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the 161 mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

If a production decision is made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

At a 0.3% copper equivalent cut-off grade, the Casino deposit is estimated to contain the following NI 43-101 compliant resource:

Category	Tonnes (millions)	Copper grade (%)	Gold grade (g/t)	Molybdenum grade (%)
Measured and Indicated	964	0.22	0.24	0.02

During the first quarter of 2007, the Company began a systematic review and compilation of all the data available on the property.

In July of 2007, the Company requested M3 Engineering and Technology of Tucson prepare a work plan to complete a pre-feasibility level study of the project. Once M3 has completed a review of currently available data and its work plan, it will commence work on the study.

Hushamu (British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by one of Western Copper’s wholly-owned subsidiaries, Moraga Resources Ltd. (Moraga), and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga.

In order to earn 100% interest in the metallic minerals in the Electra property, Western Copper must make the following payments:

  $60,000 in cash on February 3, 2007 (paid); and

  $80,000 in cash on February 3, 2008.

Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper will be required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

The Rupert Block is free of encumbrances.

In February, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The program has generally extended the copper-gold-molybdenum mineralization identified during the previous exploration programs. The Company is assessing the data and depending on the results, may consider further exploration in the area. Western Copper will continue to examine development options for the property at a scoping study level.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

At a 0.2% copper cut-off grade, the Hushamu deposit is estimated to contain the NI 43-101 compliant resources tabulated below. This estimate has not changed as a result of the recent drilling campaign.

Category	Tonnes (in millions)	Copper grade (%)	Gold grade (g/t)
Measured and Indicated	230.9	0.28	0.31
Inferred	52.8	0.28	0.38

Molybdenum mineralization is contained within the deposit, but insufficient assay data precludes the estimation of a Molybdenum resource.

Redstone (Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above.

The Coates Lake area has the following estimated mineral resource at a 2.5% copper cut-off grade:

Category	Tonnes (in millions)	Copper grade (%)	Silver grade (g/t)
Inferred	33.6	3.92	9.0

Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The remainder of the Redstone property is not subject to royalties.

In the second quarter of 2007, the Company continued its organization of the Redstone property data. A regional geophysical surveying and prospecting program aimed at identifying targets in the areas north of Coates Lake is being planned. These areas have thus far remained unexplored, but offer similar potential to the Coates Lake area.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property is under option to Queenston Mining Inc. (Queenston) under an arrangement whereby Queenston can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

  US$200,000 on or before June 30, 2006 (completed);
  An additional US$300,000 on or before June 30, 2007 (completed);
  An additional US$400,000 on or before June 30, 2008; and
  An additional US$600,000 on or before June 30, 2009.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time Queenston makes a production decision, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits royalty. If the Company elects the 25% participating interest, further pre-production and exploration costs to place the properties into commercial production will be apportioned to each party to the joint venture at the percentage of each party’s participation in the project.

Selected quarterly financial information
In Canadian dollars, as at and for the quarters ended (unaudited):

	6/30/07	3/31/07	12/31/06	9/30/06
	$	$	$	$
Loss and comprehensive loss for the quarter[1]	2,003,538	1,732,046	2,176,471	908,371
Loss per share – basic and diluted[2]	0.03	0.02	0.04	0.02
Mineral properties	51,097,993	47,265,078	46,507,499	4,523,514
Cash, cash equivalents, and short-term investments	30,441,934	34,564,486	37,082,010	37,938,011
Total assets	81,968,869	82,777,429	84,005,656	42,696,710

	6/30/06	3/31/06	12/31/05	9/30/05
	$	$	$	$
Loss for the quarter[1]	44,212	113,131	74,848	77,789
Loss per share – basic and diluted[2]	-	-	-	-
Mineral properties	4,523,514	4,423,514	4,423,514	4,292,655
Cash, cash equivalents, and short-term investments	31,361,349	1,000	-	-
Total assets	42,321,945	4,548,386	4,532,841	4,409,285

1. Comprehensive loss applies only to periods ending after December 31, 2006.

2. Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Results of operations

	Three months ended		Six Months Ended
	June 30,		June 30,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

Exploration expenses	1,265,320	296,720	2,512,439	408,851

ADMINISTRATIVE EXPENSES
Accounting and legal	155,891	145,718	247,703	145,718
Office and administration	538,755	318,415	1,122,630	319,415
Promotion and travel	314,706	124,810	444,706	124,810
Regulatory and filing fees	51,657	145,566	74,606	145,566

Loss before other items	2,326,329	1,031,229	4,402,084	1,144,360

OTHER ITEMS
Gain on marketable securities	-	(870,577)	-	(870,577)
Interest income	(334,453)	(116,901)	(675,805)	(116,901)
Foreign exchange	11,662	461	9,305	461

Loss and comprehensive loss for
the period	2,003,538	44,212	3,735,584	157,343

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the three and six months ended June 30, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year compared to all mineral property costs deferred by Western Silver during that year. The financial discussion focuses on Western Copper’s operations during the three and six months ended June 30, 2007.

Western Copper had a loss of $2.0 million ($0.03 per common share) for the three months ended June 30, 2007. For the six months ended June 30, 2007, the Company had a loss of $3.7 million ($0.05 per common share).

Exploration and development activities on the Carmacks Copper Project accounted for the majority of the Company’s expenditures during the three and six months ended June 30, 2007.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. Since that time all ongoing exploration and feasibility study costs relating to the project were expensed awaiting a more current estimate of the project’s value. Western Copper has been capitalizing all costs relating to its other properties.

On April 26, 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project. The feasibility study indicated a net present value of $69 million at a discount rate of 5%. The Company has been capitalizing all costs incurred on the Carmacks Copper Project since the release of the feasibility study.

Exploration expenses for the six month period ended June 30, 2007 therefore only represent costs incurred on the Carmacks Copper Project until April 30, 2007. Costs incurred after the release of the feasibility study have been capitalized and are discussed in the liquidity and capital resources section.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Drilling costs relating to the Carmacks Copper Project accounted for the majority of exploration expenses during the three months ended June 30, 2007, contributing $997,000 of the $1.27 million exploration costs in the quarter. Drilling costs include direct drilling expenses, geological management fees, machinery usage, and camp operation activities. Feasibility study contractor costs totaled $103,000 for the most recently completed quarter.

Other significant expenses during the three months ended June 30, 2007 relate to compensation. The Company expensed $213,000 in wages and salaries and $216,000 in stock-based compensation. These costs have been allocated to the following line items:

Wages and salaries	Three months ended		Six Months Ended
	June 30,		June 30,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION	37,991	60,127	159,866	60,127

ADMINISTRATIVE
Office and administration	158,025	81,667	327,303	81,667
Promotion and travel	17,083	36,088	49,349	36,088

	213,099	177,882	536,518	177,882

Stock-based compensation	Three months ended		Six Months Ended
	June 30,		June 30,
In Canadian dollars	2007	2006	2007	2006
(unaudited)	$	$	$	$

EXPLORATION	23,949	59,660	106,715	59,660

ADMINISTRATIVE
Office and administration	171,688	131,252	385,334	131,252
Promotion and travel	20,790	28,339	26,624	28,339

	216,427	219,251	518,673	219,251

Administrative expenses have increased significantly during the three and six months ended June 30, 2007 compared to the same periods in the previous year because Western Copper did not operate as a separate entity until May 3, 2006. The June 30, 2006 administrative expenses only represent costs incurred during May and June 2006.

Wages and salaries and stock-based compensation, as shown in the tables above, are the largest components of Office and administration expenses.

Promotion and travel expenses are associated with Western Copper’s efforts in expanding investor awareness about the Company and its mineral properties. Significant aspects include the annual report ($75,000) and a paid research report ($25,000).

Regulatory and filing fees are lower for the three month period ended June 30, 2007 compared to the same period in 2006 because the previous year figures include $140,000 in initial registration fees with the Toronto Stock Exchange.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

The Company earned $335,000 in interest income during the three months ended June 30, 2007. The interest was earned on short-term investments and cash deposits at banks. In the previous year, Western Copper only began earning interest income once it had become a separate entity in May 2006.

Liquidity and capital resources

At June 30, 2007, the Company had $30.4 million in cash and cash equivalents.

	Three months ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in)
Operating activities	(1,505,555)	(663,944)	(3,497,627)	(776,075)
Financing activities	66,000	31,026,032	434,900	31,254,708
Investing activities[1]	30,395,931	998,261	31,214,639	882,716

Increase in cash and cash equivalents for the
period	28,956,376	31,360,349	28,151,912	31,361,349

Cash and cash equivalents – beginning of
period	1,485,558	1,000	2,290,022	-

Cash and cash equivalents – end of period	30,441,934	31,361,349	30,441,934	31,361,349

1. Cash provided by investing activities during the three and six months ended June 30, 2007 is due to the redemption of short-term investments. Please see ‘investing activities’, below, for more information.

Operating activities

Western Copper expended $1.51 million during the three months ended June 30, 2007 on operating activities. The majority of the cash was used in direct exploration expenditures on the Carmacks Copper Project and wages and salaries, as defined under ‘results of operations’, above.

Financing activities

Stock option exercises have been the only financing activity item in 2007. The Company received $66,000 as a result of stock option exercises during the second quarter of 2007. During the three months ended June 30, 2006, Western Copper received $30.8 million as part of the transfer of assets from Western Silver Corporation.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Investing activities

Investing activities provided net cash of $30.4 million during the three months ended June 30, 2007. During the quarter ended June 30, 2007, Western Copper cashed its Guaranteed Investment Certificate in the amount of $33.1 million. The Company expended $2.7 million on mineral property expenditures. The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. However, mineral property costs incurred are a good measure of Western Copper’s investment activity relating to its mineral properties.

The following table summarizes the costs capitalized on each of Western Copper’s properties during the six months ended June 30, 2007. Carmacks Copper Project only represents costs incurred on that project after the release of the updated feasibility study at the end of April 2007. Prior to this event, all costs incurred on the Carmacks Copper Project were expensed on the statement of loss.

	Carmacks	Casino	Hushamu	Redstone
	Copper Project
	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658

Exploration	2,144,638	105,649	1,637,223	9,000
Engineering studies	54,937	10,198	-	-
Interim engineering	115,628	-	-	-
Permitting	73,152	-	850	-
Metallurgical testing	59,162	-	1,525	-
Option payment	-	-	60,000	-
Advance royalty	100,000	-	-	-
Claims maintenance	-	4,095	-	-
Salary and wages	75,981	19,625	25,875	8,625
Stock-based compensation	47,898	12,696	17,824	5,913
	2,671,396	152,263	1,743,297	23,538

June 30, 2007	6,971,396	14,007,311	17,903,784	11,896,196

a)	Carmacks Copper Project

During the three months ended June 30, 2007, Western Copper continued drilling activities on the Carmacks Copper Project. This exploration program accounted for $2.1 million of the $2.7 million of costs capitalized during the six months ended June 30, 2007. Other major costs include interim engineering work ($115,000), wages and salaries ($76,000), stock-based compensation ($48,000), and the accrual of the advance royalty payment ($100,000) to be paid at the beginning of 2008.

b)	Casino

During the three months ended June 30, 2007, Western Copper incurred $90,000 relating to surveying and claims staking activities in and around the Casino property.

c)	Hushamu

Western Copper concluded the first phase of an exploration program on its Hushamu property during the three months ended June 30, 2007. A total of 4,300 metres were drilled from early February to June 2007. Direct drilling costs ($956,000), contractor costs ($341,000), and drilling supplies ($180,000) made up the majority of the $1.6m cost of the program.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Related party transactions

During the six months ended June 30, 2007, the Company charged rent to one of its directors in the amount of $3,643 (2006 - $583). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss.

Contractual obligations

The Company’s has a commitment relating to its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2007	135,747
2008	271,494
2009	226,244
Thereafter	-
Total	633,485

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Disclosure controls

There has been no change in the Company’s disclosure controls during the six month period ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

Internal controls over financial reporting

There has been no change in the Company’s internal controls over financial reporting during the six months ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Changes in accounting policies

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

a) Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

  Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale”. Due to their short- term nature, their carrying value equals their fair value;

  Other receivables and advances are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, Comprehensive Income, introduces a new financial statement “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended March 31, 2007. c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

Risks and uncertainties

Capital resources

The Company is an exploration a stage enterprise with insufficient revenue to meet its annual capital needs. The Company has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. The Company may not be able to continue to raise funds to pursue future exploration and development programs.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment of the Company.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

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